390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-11

POLYMET UPDATES STATUS OF ENVIRONMENTAL REVIEW

ISSUES STATEMENT REQUIRED BY SECTION 610(B) OF THE NYSE AMEX COMPANY GUIDE

Hoyt Lakes, Minnesota, May 31, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported today on the status of the environmental review of its NorthMet copper-nickel-precious metals project located in northeastern Minnesota.

The air, wetlands and geotechnical modeling and evaluations required for the supplemental draft Environmental Impact Statement ("EIS") are now well defined and modeling has started. Finalization of input parameters for water modeling is underway. The water models have been constructed to the extent possible so that model runs can begin soon after these input parameters are finalized.

The overall schedule to publish the supplemental draft EIS in the fall of 2011 is intact but does require finalization of the groundwater modeling parameters in the near future. The lead agencies – Minnesota Department of Natural Resources (DNR), US Forest Services (USFS) and US Army Corps of Engineers (USACE) – are working diligently with other government agencies, including the US Environmental Protection Agency ("EPA"), to prepare the supplemental draft EIS.

In separate news, the Company confirmed today the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended January 31, 2011 (the "Annual Financial Statements") contained an "Emphasis of Matter" disclosure in connection with a going concern explanatory note. PolyMet's Annual Financial Statements were included in its Form 20-F filed with the Securities and Exchange Commission. The going concern note stated that, "In order to meet all of its obligations for the period to January 31, 2012, including paying off the current portion of its long-term debt, PolyMet Mining Corp. will have to successfully receive all of the remaining equity tranches (from Glencore), or obtain alternative financing. Management is in the latter stage of discussions with Glencore with respect to the budget and believes that agreement will be reached by June 30, 2011, which will enable the Company to access the second and third $10 million tranches of the equity funding in a timely manner that will enable it to meet its obligations."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.